UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No.     )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

Bridge Capital Holdings

(Name of Issuer)

Common Stock

(Title of Class of Securities)

108030107

(CUSIP Number)

Robert E. Sjogren, Esq.

Carpenter Fund Manager GP, LLC

Five Park Plaza, Suite 950

Irvine, CA  92614-8527

(949) 261-8888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 108030 10 7

1	Names of Reporting Persons. Carpenter Community BancFund, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 110,400*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 110,400*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 110,400*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.6%

14	Type of Reporting Person (See Instructions) PN

* Represents 48,540 shares of common stock of the Company that are issuable upon conversion of shares of Series B Mandatorily Convertible Cumulative Perpetual Preferred Stock and 61,860 shares of common stock that are issuable upon conversion of Series B-1 Mandatorily Convertible Cumulative Perpetual Preferred Stock, such shares of common stock representing in the aggregate approximately 1.6% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 6,999,314 shares of common stock actually outstanding as of May 21, 2009 and the 110,400 shares reported above.  All such Series B and B-1 Preferred Stock is held by the Reporting Person.

CUSIP No. 108030 10 7

1	Names of Reporting Persons. Carpenter Community BancFund-A, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,779,800*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,779,800*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,779,800*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.4%

14	Type of Reporting Person (See Instructions) PN

* Represents 1,222,190 shares of common stock of the Company that are issuable upon conversion of shares of Series B Mandatorily Convertible Cumulative Perpetual Preferred Stock and 1,557,610 shares of common stock that are issuable upon conversion of shares of Series B-1 Mandatorily Convertible Cumulative Perpetual Preferred Stock, such shares of common stock representing in the aggregate approximately 28.4% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 6,999,314 shares of common stock actually outstanding as of May 21, 2009, and the 2,779,829 shares reported above.  All such Series B and B-1 Preferred Stock is held by the Reporting Person.

CUSIP No. 108030 10 7

1	Names of Reporting Persons. Carpenter Community BancFund-CA, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 109,800*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 109,800*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,800*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.5%

14	Type of Reporting Person (See Instructions) PN

* Represents 48,280 shares of common stock of the Company that are issuable upon conversion of shares of Series B Mandatorily Convertible Cumulative Perpetual Preferred Stock and 61,520 shares of common stock issuable upon conversion of shares of Series B-1 Mandatorily Convertible Cumulative Perpetual Preferred Stock, such shares of common stock representing in the aggregate approximately 1.5% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 6,999,314 shares of common stock actually outstanding as of May 21, 2009 and the 109,800 shares reported above.  All such Series B and B-1 Preferred Stock is held by the Reporting Person.

CUSIP No. 108030 10 7

1	Names of Reporting Persons. Carpenter Fund Manager GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 30.0%

14	Type of Reporting Person (See Instructions) OO

* Represents 1,319,010 shares of common stock of the Company that are issuable upon conversion of shares of Series B Mandatorily Convertible Cumulative Perpetual Preferred Stock and 1,680,990 shares of common stock that are issuable upon conversion of shares of Series B-1 Mandatorily Convertible Cumulative Perpetual Preferred Stock, such shares of common stock representing in the aggregate approximately 30.0% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 6,999,314 shares of common stock actually outstanding as of May 21, 2009 and the 3,000,000 share reported above.  All such shares of Series B and B-1 Preferred Stock are held by Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP, of which the Reporting Person is the General Partner, and the Reporting Person disclaims beneficial ownership of such shares.

CUSIP No. 108030 10 7

1	Names of Reporting Persons. Edward J. Carpenter

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 30.0%

14	Type of Reporting Person (See Instructions) IN

* Represents 1,319,010 shares of common stock of the Company that are issuable upon conversion of shares of Series B Mandatorily Convertible Cumulative Perpetual Preferred Stock and 1,680,990 shares of common stock that are issuable upon conversion of shares of Series B-1 Mandatorily Convertible Cumulative Perpetual Preferred Stock, such shares of common stock representing in the aggregate approximately 30.0% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 6,999,314 shares of Common Stock actually outstanding as of May 21, 2009 and the 3,000,000 shares reported above.  All such shares of Series B and B-1 Preferred Stock are held by Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.

CUSIP No. 108030 10 7

1	Names of Reporting Persons. John D. Flemming

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 30.0%

14	Type of Reporting Person (See Instructions) IN

* Represents 1,319,010 shares of common stock of the Company that are issuable upon conversion of shares of Series B Mandatorily Convertible Cumulative Perpetual Preferred Stock and 1,680,990 shares of common stock that are issuable upon conversion of shares of Series B-1 Mandatorily Convertible Cumulative Perpetual Preferred Stock, such shares of common stock representing in the aggregate approximately 30.0% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 6,999,314 shares of Common Stock actually outstanding as of May 21, 2009 and the 3,000,000 shares reported above.  All such shares of Series B and B-1 Preferred Stock are held by Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.

CUSIP No. 108030 10 7

1	Names of Reporting Persons. Howard N. Gould

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,000*

	8	Shared Voting Power 3,000,000*

	9	Sole Dispositive Power 12,000*

	10	Shared Dispositive Power 3,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,012,000*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 30.0%

14	Type of Reporting Person (See Instructions) IN

* The Reporting Person beneficially owns 12,000 shares of restricted common stock, 1,319,010 shares of common stock of the Company that are issuable upon conversion of shares of Series B Mandatorily Convertible Cumulative Perpetual Preferred Stock and 1,680,990 shares of common stock that are issuable upon conversion of shares of Series B-1 Mandatorily Convertible Cumulative Perpetual Preferred Stock, such shares of common stock representing in the aggregate approximately 30.0% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 6,999,314 shares of Common Stock actually outstanding as of May 21, 2009 and the 3,012,000 shares reported above.  Other than the 12,000 shares of restricted stock, all such shares of Series B and B-1 Preferred Stock are held by Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.  With respect to the 12,000 shares of restricted stock, dispositive authority is subject to vesting on April 16, 2014, subject to the Reporting Person’s continued service to the Company.

CUSIP No. 108030 10 7

1	Names of Reporting Persons. Arthur A. Hidalgo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 30.0%

14	Type of Reporting Person (See Instructions) IN

* Represents 1,319,010 shares of common stock of the Company that are issuable upon conversion of shares of Series B Mandatorily Convertible Cumulative Perpetual Preferred Stock and 1,680,990 shares of common stock that are issuable upon conversion of shares of Series B-1 Mandatorily Convertible Cumulative Perpetual Preferred Stock, such shares of common stock representing in the aggregate approximately 30.0% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 6,999,314 shares of Common Stock actually outstanding as of May 21, 2009 and the 3,000,000 shares reported above.  All such shares of Series B and B-1 Preferred Stock are held by Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.

CUSIP No. 108030 10 7

1	Names of Reporting Persons. James B. Jones

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 30.0%

14	Type of Reporting Person (See Instructions) IN

* Represents 1,319,010 shares of common stock of the Company that are issuable upon conversion of shares of Series B Mandatorily Convertible Cumulative Perpetual Preferred Stock and 1,680,990 shares of common stock that are issuable upon conversion of shares of Series B-1 Mandatorily Convertible Cumulative Perpetual Preferred Stock, such shares of common stock representing in the aggregate approximately 30.0% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 6,999,314 shares of Common Stock actually outstanding as of May 21, 2009 and the 3,000,000 shares reported above.  All such shares of Series B and B-1 Preferred Stock are held by Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.

Item 1.	Security and Issuer.
This Schedule 13D relates to the common stock of Bridge Capital Holdings (the “Company”), 55 Almaden Boulevard, Suite 200, Santa Jose, CA 95113.

Item 2.	Identity and Background.

Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP (the “Funds”) are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is Five Park Plaza, Suite 950, Irvine, CA  92614-8527.

Carpenter Fund Manager GP, LLC (the “General Partner”) is a Delaware limited liability company and the sole general partner of the Funds. The principal business of the General Partner is to act as general partner of the Funds. The address of its principal office is Five Park Plaza, Suite 950, Irvine, CA  92614-8527.

Edward J. Carpenter, John D. Flemming, Howard N. Gould, Arthur A. Hidalgo and James B. Jones are each Managing Members of the General Partner. The address of their principal offices is Five Park Plaza, Suite 950, Irvine, CA  92614-8527.  Each is a United States citizen.

The Funds, the General Partner, Mr. Carpenter, Mr. Flemming Mr. Gould, Mr. Hidalgo and Mr. Jones are collectively referred to herein as the “Reporting Persons.”

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On December 17, 2008, the Funds acquired an aggregate of 131,901 shares of the Company’s Series B Mandatorily Convertible Cumulative Perpetual preferred stock and 168,099 shares of the Company’s Series B-1 Mandatorily Convertible Cumulative Perpetual Preferred Stock pursuant to an amended Stock Purchase Agreement by and between the Company and the General Partner as general partner of the Funds.  The source of funds for the purchase price was the working capital of the Funds.

On May 21, 2009, the Company’s shareholders voted to approve the voting and conversion rights of the Series B and B-1 Preferred Stock.  As a result of such approval the 300,000 Series B and B-1 Preferred Stock is initially convertible into 3,000,000 shares of common stock and, until converted, the Series B and B-1 Preferred Stock has the right to vote with the Company’s common stock on all matters at the rate of 10 votes per share.

Item 4.	Purpose of Transaction

Stock Purchase Agreement

Pursuant to the Stock Purchase Agreement, the Company completed a private placement of 131,901 shares of the Company’s Series B Mandatorily Convertible Cumulative Perpetual Preferred Stock and 168,099 shares of the Company’s Series B-1 Mandatorily Convertible Cumulative Perpetual Preferred Stock to the Funds for aggregate consideration of $30.0 million.  The Series B and B-1 Preferred Stock is described below.

At the time of the private placement, the shares of Series B and B-1 Preferred Stock issued to the Funds represented approximately 30.0% of the outstanding voting stock of the Company on an as-converted basis.

Rule 4350(i) of the Nasdaq Marketplace Rules requires shareholder approval prior to any issuance of common stock, or securities convertible into or exercisable for common stock, in any transaction or series of transactions not involving a public offering if (i) the issuance would result in a change of control of the Company, (ii) the common stock (or securities convertible to common stock) to be issued has, or will have upon issuance, voting power equal to 20% or more of the voting power outstanding before the issuance or (iii)  the number of shares of common stock to be issued is, or will be upon issuance, equal to 20% or more of the number of shares of common stock outstanding before the issuance, unless in the case (ii) and (iii) the sale or conversion price is greater than the pre-transaction trading price as reported on Nasdaq or book value, whichever is greater.

The conversion of the Series B and B-1 Preferred Stock to common stock would grant the Reporting Persons, assuming conversion to common stock as of the date of issuance of the preferred stock, approximately 30.0% of the outstanding common stock of the Company.  This percentage is deemed to grant control under federal banking regulations and the rules of Nasdaq.  Therefore the conversion rights require shareholder approval under this Nasdaq rule because they would result in an acquisition of control.  Similarly, the aggregate voting rights of the Series B and B-1 preferred stock, which would permit the holders to vote with the common stock at the rate of 10 votes per share in advance of actual conversion, constitute a change of control by the Reporting Persons requiring shareholder approval because the Reporting Persons would have approximately 30.0% of the total vote.  In addition, although the initial conversion price of $10.00 is above both the pre-transaction trading price as reported on Nasdaq and the book value of the common stock at the time the preferred stock was issued, the conversion price will adjust if the Company issues common stock or securities convertible in common stock at a price less than the then-current conversion price.  The conversion price is also subject to customary adjustments for stock splits, stock dividends, recapitalizations and similar transactions. These provisions create a possibility that the conversion rate per share could be below the pre-transaction trading price and/or book value, and therefore fall under the Nasdaq rules requiring shareholder approval for conversion.

In accordance with the terms of the Stock Purchase Agreement, the Company and the General Partner also entered into a Management Rights Letter Agreement and a Registration Rights Agreement.  Also, each of the Company’s directors (other than Mr. Gould) entered into a voting agreement with the General Partner pursuant to which the directors agreed to vote their shares of common stock in favor of the voting rights and conversion of the Series B and B-1 Preferred Stock.

The amended Stock Purchase Agreement and the Management Rights Letter provide the General Partner with certain rights.  For so long has the General Partner holds securities representing 10% or more of the Company’s outstanding common stock on an as-converted basis, the Company is required (i) to elect one person designated by the General Partner and reasonably acceptable to the Company to the Board of Directors of the Bank, (ii) to recommend to its shareholders one person designated by the General Partner for election to the Board of Directors of the Company at the Company’s annual meeting; and (iii) to permit the General Partner to participate in certain offerings of common stock or securities convertible in to common stock so as to allow the General Partner to prevent dilution of its ownership.  In addition, for so long has the General Partner holds securities representing 5% or more of the Company’s outstanding common stock on an as-converted basis, the Company is required (i) to provide access to the Company’s books, records and management, (ii) to permit the General Partner to consult with and advise management of the Company on significant business issues and (iii) if the General Partner is not represented on the Company’s Board of Directors, to provide copies of materials provided to the Board.

In accordance with the terms of amended Stock Purchase Agreement, the Company’s Board of Directors  appointed Howard Gould as an additional director of the Company and its subsidiary, Bridge Bank, N.A.  In connection with his service as a director of the Company, the Company granted Mr. Gould 12,000 shares of restricted common stock on April 14, 2009. The restricted common stock vests in full after five years, subject to Mr. Gould’s continued service to the Company.  The Company’s shareholders reelected Mr. Gould on May 21, 2009.

The Company entered into the Registration Rights Agreement (as defined below) with the General Partner relating to the registration of the Series B and B-1 Preferred Stock and the common stock issuable upon conversion of the Series B and B-1 Preferred Stock.

The Company sought shareholder approval of the voting and conversion rights of the Series B and B-1 Preferred Stock at its 2009 annual meeting of shareholders.  On May 21, 2009, the Company’s shareholders voted to approve the voting rights and conversion of the Series B and B-1 Preferred Stock.  As a result of such approval the

Series B and B-1 Preferred Stock is initially convertible into 3,000,000 shares of common stock and, until converted, the Series B and B-1 Preferred Stock has the right to vote with the Company’s common stock on all matters at the rate of 10 votes per share.

The Series B and B-1 Preferred Stock

On December 18, 2008, the Company filed the Certificate of Determination of the Rights and Preferences of Series B Convertible Preferred Stock and Series B-1 Preferred Stock (the “Certificate of Determination”) with the Secretary of State of the State of California.

Pursuant to the terms of the Certificate of Determination, each share of Series B and Series B-1 Preferred Stock is now initially convertible into 10 shares of common stock, subject to customary anti-dilution provisions.  Quarterly cumulative cash dividends accrue on the Series B and Series B-1 Preferred Stock at an annual rate of 10% of the original issue price, which was $100.00 per share, subject to certain adjustments.  The Series B and Series B-1 Preferred Stock are entitled to vote on an as-converted basis together as a single class, with the holders of the common stock and all other series and classes of stock permitted to vote with the common stock on all matters submitted to a vote of holders of the common stock, subject to certain limitations provided for under the Certificate of Determination.

The Series B and B-1 Preferred Stock initially convert at the rate of $10.00 per share of common stock, but with limited exceptions, the conversion price will adjust if the Company issues common stock or securities convertible into common stock at a price less than the then-current conversion price.  The conversion price is also subject to customary adjustments for stock splits, stock dividends, recapitalizations and similar transactions.

Each share of the Series B and B-1 Preferred Stock automatically converts into shares of the Company’s common stock after the later of (i) 18 months or (ii) such time that shareholder and regulatory approvals, to the extent required for conversion, are received (the “Mandatory Conversion Date”), provided however, that if the average closing price of the Company’s common stock on Nasdaq does not equal or exceed $10.00 per share over the 20 consecutive trading days immediately prior to the Mandatory Conversion Date (the “ Current Market Price Condition”), the Mandatory Conversion Date will be extended for successive six-month periods until the Current Market Price Condition is met.

The Company can cause the Series B and B-1 Preferred Stock to convert into common stock on or after January 15, 2010 through June 30, 2010 if (i) the Company fully pays accrued dividends on the Series B and B-1 Preferred Stock and prepays dividends that would have accrued through June 30, 2010, (ii) the Company’s shareholders have approved the conversion and (iii) the Current Market Price Condition is satisfied as of such date.  On or after June 30, 2010, the Company can cause the Preferred Stock to convert to common stock if (i) the Current Market Price Condition is satisfied, (ii) the Company fully pays all dividends accrued on the Preferred Stock through the date of conversion, and (iii) the Company’s shareholders have approved the conversion.

Holders of Series B and B-1 Preferred Stock may elect to convert their shares to common stock prior to the Mandatory Conversion Date, now that both shareholder and regulatory approvals have been received.

This description of the Stock Purchase Agreement, the rights and terms of the Series B and B-1 Preferred Stock, the Registration Rights Agreement, the Management Rights Letter and the form Voting Agreement is a summary and is qualified in its entirety by reference to:

•  The Stock Purchase Agreement, which is filed as Exhibit 2;

•   Amendment  No. 1 to the Stock Purchase Agreement, which is filed as Exhibit 3;

•   the Certificate of Determination of Preferences and Rights of the Series B Preferred Stock and Series B-1 Preferred Stock, which is filed as Exhibit 4;

•   The Management Rights Letter, which is filed as Exhibit 5;

•   The Registration Rights Agreement, which is filed as Exhibit 6; and

•   The form of Voting Agreement, which is filed as Exhibit 7.

Item 5.	Interest in Securities of the Company

(a)  The aggregate number and percentage of shares of Common Stock reported owned by each of the Reporting Persons herein is (i) based upon 6,999,314 outstanding shares of Common Stock of the Company as of May 21, 2009 and (ii) assumes the conversion into Common Stock of all of the shares of Series B and B-1 Preferred Stock beneficially owned by such person.

Beneficial Owner	Aggregate Number of Shares Owned	Percentage of Class
Carpenter Community BancFund, LP (1)	110,400	1.6%
Carpenter Community BancFund-A, LP (2)	2,779,825	28.4%
Carpenter Community BancFund-CA, LP (3)	109,800	1.5%
Carpenter Fund Manager GP, LLC (4)	3,000,000	30.0%
Edward J. Carpenter (5)	3,000,000	30.0%
John D. Flemming (5)	3,000,000	30.0%
Howard N. Gould (5)(6)	3,012,000	30.0%
Arthur A. Hidalgo (5)	3,000,000	30.0%
James B. Jones (5)	3,000,000	30.0%

(1) Includes 110,400 shares of common stock issuable upon conversion of 4,854 shares of Series B Preferred Stock and 6,186 shares of Series B-1 Preferred Stock held by Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP, Carpenter Community BancFund, LP.

(2) Includes 2,779,825 shares of common stock issuable upon conversion of 122,219 shares of Series B Preferred Stock and 155,761 shares of Series B-1 Preferred Stock held by Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP, Carpenter Community BancFund, LP.

(3) Includes 109,800 shares of common stock issuable upon conversion of 4,828 shares of Series B Preferred Stock and 6,152 shares of Series B-1 Preferred Stock held by Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP, Carpenter Community BancFund, LP.

(4) Includes 3,000,000 shares of common stock issuable upon conversion of 131,901 shares of Series B Preferred Stock and 168,099 shares of Series B-1 Preferred Stock held by Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP, Carpenter Community BancFund, LP.  The Reporting Person disclaims beneficial ownership of such shares.

(5) Includes 3,000,000 shares of Common Stock issuable upon conversion of 131,901 shares of Series B Preferred Stock and 168,099 shares of Series B-1 Preferred Stock held by Carpenter Fund Manager GP, LLC. Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP and Carpenter Community BancFund-CA, LP, of which  Carpenter Fund Manager GP, LLC is the General Partner.  The Reporting Person is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such shares.

(6) Includes 12,000 shares of restricted common stock. Dispositive authority over such shares is subject to vesting on April 16, 2014, subject to Mr. Gould’s continued service to the Company.

(b)  The number of shares of Common Stock as to which there is (i) sole power to vote or direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference.

(c)  Except for the transactions described in Items 3 and 4 above, no other transactions involving shares of the Company’s Common Stock were effected by the Reporting Persons hereto during the sixty days before the date of this Schedule 13D.

(d)  Except as set forth in Item 5(a), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series B or B-1 Preferred Shares of the common stock issuable upon conversion of the Series B or B-1 Preferred Shares.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Stock Purchase Agreement is described in Item 3 and under the heading “Stock Purchase Agreement” in Item 4 above and such summaries are incorporated in this Item 6 by reference. The summary of the Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement and Amendment No. 1 to the Stock Purchase Agreement, which are filed as Exhibits 2 and 3 and are incorporated herein by reference.

The terms of the Series B and B-1 Preferred Stock including, but not limited to, voting and dividends rights thereof, are described in Item 4 under the heading “The Series B and B-1 Preferred Stock” and are incorporated by reference into this Item 6. The description of the Series B and B-1 Preferred Stock are qualified in their entirety by the Certificate of Determination filed as Exhibit 4 hereto and is incorporated herein by reference.

The Management Rights Letter is described in Item 4 under the heading “Purchase Agreement” and such summary is incorporated in this Item 6 by reference. The summary of the Management Rights Letter is qualified in its entirety by reference to the Management Rights Letter, which is filed as Exhibit 5 and is incorporated herein by reference.

The Registration Rights Agreement is described in Item 4 under the heading “Purchase Agreement” and such summary is incorporated in this Item 6 by reference. The summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit 6 and is incorporated herein by reference.

The form of Voting Agreement is described in Item 4 under the heading “Purchase Agreement,” such summary is incorporated in this Item 6 by reference. The summary of the form of Voting Agreement is qualified in its entirety by reference to the form Voting Agreement, which is filed as Exhibit 7 and is incorporated herein by reference.

The restricted common stock granted to Mr. Gould is subject to the terms of a Restricted Stock Purchase Award Agreement, which is filed as Exhibit 13 and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.
References is made to the Exhibit Index to this Schedule 13D, the contents of which are incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:     May 29, 2009

CARPENTER COMMUNITY BANCFUND, LP

By: Carpenter Fund Manager GP, LLC

By:	/s/ John D. Flemming
Name: John D. Flemming
Title: Managing Member

CARPENTER COMMUNITY BANCFUND-A, LP

By: Carpenter Fund Manager GP, LLC

By:	/s/ John D. Flemming
Name: John D. Flemming
Title: Managing Member

CARPENTER COMMUNITY BANCFUND-CA, LP

By: Carpenter Fund Manager GP, LLC

By:	/s/ John D. Flemming
Name: John D. Flemming
Title: Managing Member

CARPENTER FUND MANAGER GP, LLC

By:	/s/ John D. Flemming
Name: John D. Flemming
Title: Managing Member

/s/ Edward J. Carpenter*
Edward J. Carpenter

/s/ John D. Flemming*
John D. Flemming

/s/ Howard N. Gould*
Howard N. Gould

/s/ Arthur A. Hidalgo*
Arthur A. Hidalgo

/s/ James B. Jones*
James B. Jones

* By Robert E. Sjogren, attorney-in-fact

Exhibit Index

Exhibit	Document

1

Joint Filing Agreement, dated May 29, 2009, among Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP, Carpenter Community BancFund-CA, LP, Carpenter Fund Manager GP, John D. Flemming, Howard Gould and James B. Jones

2

Stock Purchase Agreement dated December 4, 2008 between the Company and Carpenter Fund Manager GP, LLC on behalf of Carpenter Community BancFund, L.P., Carpenter Community BancFund-A, L.P. and Carpenter Community BancFund-CA, L.P. (Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on December 5, 2008)

3

Amendment No. 1 to Stock Purchase Agreement dated December 17, 2008 between the Company and Carpenter Fund Manager GP, LLC on behalf of Carpenter Community BancFund, L.P., Carpenter Community BancFund-A, L.P. and Carpenter Community BancFund-CA, L.P. (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on December 19, 2008)

4

Certificate of Determination of Preferences and Rights of Series B Mandatorily Convertible Cumulative Perpetual Preferred Stock and Series B-1 Mandatorily Convertible Cumulative Perpetual Preferred Stock (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on December 19, 2008)

5

Management Rights Letter dated as of December 17, 2008 by and between the Company and Carpenter Fund Manager GP, LLC. (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on December 19, 2008)

6

Registration Rights Agreement dated as of December 17, 2008 by and between the Company and Carpenter Fund Manager GP, LLC on behalf of Carpenter Community BancFund, L.P., Carpenter Community BancFund-A, L.P. and Carpenter Community BancFund-CA, L.P. (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed on December 19, 2008)

7

Form of Voting Agreement by and between each of the Company’s directors and Carpenter Fund Manager GP, LLC (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K filed on December 19, 2008)

8	Power of Attorney dated May 29, 2009 appointing Robert E. Sjogren as attorney-in-fact for Edward J. Carpenter

9	Power of Attorney dated May 29, 2009 appointing Robert E. Sjogren as attorney-in-fact for John D. Flemming

10	Power of Attorney dated May 29, 2009 appointing Robert E. Sjogren as attorney-in-fact for Howard N. Gould

11	Power of Attorney dated May 29, 2009 appointing Robert E. Sjogren as attorney-in-fact for Arthur A. Hidalgo

12	Power of Attorney dated May 29, 2009 appointing Robert E. Sjogren as attorney-in-fact for James B. Jones

13	Form of Restricted Stock Purchase Award Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on November 20, 2006)